CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(unaudited)

SSR Mining Inc.	Interim Financial Statements Q1 2018 | 2

Condensed Consolidated Interim Statements of Financial Position
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Note	March 31	December 31
		2018	2017
		$	$
Current assets
Cash and cash equivalents		472,901	459,864
Trade and other receivables		33,841	38,052
Marketable securities		43,840	114,001
Inventory	3	204,198	182,581
Other		3,899	5,099
		758,679	799,597
Non-current assets
Property, plant and equipment		651,769	658,629
Goodwill		49,786	49,786
Other		29,889	29,442
Total assets		1,490,123	1,537,454

Current liabilities
Trade and other payables		62,365	60,153
Provisions	4	10,583	11,313
		72,948	71,466
Non-current liabilities
Deferred income tax liabilities		106,093	114,576
Provisions	4	89,071	94,304
Debt		236,685	233,180
Total liabilities		504,797	513,526

Shareholders' equity
Share capital		1,047,938	1,047,233
Other reserves		(13,442)	24,998
Equity component of convertible notes		68,347	68,347
Deficit		(141,319)	(139,693)
Total equity attributable to SSR Mining shareholders		961,524	1,000,885
Non-controlling interest		23,802	23,043
Total equity		985,326	1,023,928
Total liabilities and equity		1,490,123	1,537,454

Events after the reporting date (Note 10)
The accompanying notes are an integral part of the condensed consolidated interim financial statements

Approved by the Board of Directors and authorized for issue on May 10, 2018

"Richard D. Paterson"	"Paul Benson"
Richard D. Paterson, Director	Paul Benson, Director

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Condensed Consolidated Interim Statements of (Loss) Income
SSR Mining Inc.
(expressed in thousands of United States dollars, except for per share amounts)

	Note	Three months ended March 31,
		2018	2017
		$	$
Revenue	5	97,902	117,905
Cost of sales	8	(80,671)	(77,816)
Income from mine operations		17,231	40,089

General and administrative expenses		(6,669)	(7,890)
Exploration, evaluation and reclamation expenses		(2,831)	(7,390)
Operating income		7,731	24,809

Interest earned and other finance income		2,304	1,027
Interest expense and other finance costs		(8,836)	(6,646)
Other expenses		(3,947)	(1,283)
Foreign exchange gain		1,942	560
(Loss) income before income tax		(806)	18,467
Income tax expense		(1,516)	(3,420)
Net (loss) income		(2,322)	15,047
Attributable to:
Equity holders of SSR Mining		(1,626)	15,047
Non-controlling interests		(696)	—

Net (loss) income per share attributable to equity holders of SSR Mining
Basic	6	$(0.01)	$0.13
Diluted	6	$(0.01)	$0.12
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Three months ended March 31,
	2018	2017
	$	$
Net (loss) income	(2,322)	15,047
Other comprehensive (loss) income
Items that will not be reclassified to net income:
(Loss) gain on marketable securities at FVTOCI, net of tax $5,532 and ($5,039)	(38,327)	35,646
Items that may be subsequently reclassified to net income:
Unrealized (loss) on effective portion of derivative, net of tax $146 and $63	(337)	(115)
Total other comprehensive (loss) income	(38,664)	35,531
Total comprehensive (loss) income	(40,986)	50,578
Attributable to:
Equity holders of SSR Mining	(40,290)	50,578
Non-controlling interests	(696)	—
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Note	Common Shares		Other reserves	Equity component of convertible notes	Deficit	Total equity attributable to equity holders of SSR Mining	Non-controlling interest	Total equity
		Shares	Amount
		000's	$	$	$	$	$	$	$
Balance, January 1, 2017		119,401	1,043,555	(1,014)	68,347	(209,009)	901,879	—	901,879
Exercise of stock options		86	813	(419)	—	—	394	—	394
Equity-settled share-based compensation	7	—	—	586	—	—	586	—	586
Total comprehensive income for the period		—	—	35,531	—	15,047	50,578	—	50,578
Balance, March 31, 2017		119,487	1,044,368	34,684	68,347	(193,962)	953,437	—	953,437

Balance, January 1, 2018		119,841	1,047,233	24,998	68,347	(139,693)	1,000,885	23,043	1,023,928
Exercise of stock options		91	705	(244)	—	—	461	—	461
Equity-settled share-based compensation	7	—	—	468	—	—	468	—	468
Funding from non-controlling interest		—	—	—	—	—	—	1,455	1,455
Total comprehensive (loss) for the period		—	—	(38,664)	—	(1,626)	(40,290)	(696)	(40,986)
Balance, March 31, 2018		119,932	1,047,938	(13,442)	68,347	(141,319)	961,524	23,802	985,326
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Condensed Consolidated Interim Statements of Cash Flows
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Note	Three months ended March 31,
		2018	2017
		$	$
Cash flows from operating activities
Net (loss) income for the period		(2,322)	15,047
Adjustments for:
Depreciation, depletion and amortization		25,400	24,018
Net finance expense		6,072	5,319
Income tax expense		1,516	3,420
Non-cash foreign exchange gain		(2,253)	(588)
Net changes in non-cash working capital items	10	(11,868)	(11,339)
Other items impacting operating activities	10	4,323	2,006
Cash generated by operating activities before interest and taxes		20,868	37,883
Moratorium paid		(1,820)	(3,431)
Interest paid		(5,822)	(3,809)
Income taxes paid		(2,219)	—
Cash generated by operating activities		11,007	30,643
Cash flows from and used in investing activities
Purchase of plant and equipment		(8,775)	(8,743)
Capitalized stripping costs		(2,902)	(6,745)
Underground mine development costs		(2,283)	(2,514)
Chinchillas project costs		(11,715)	—
Capitalized exploration costs		(2,222)	(1,112)
Net proceeds from sale of marketable securities		28,063	—
Interest received		1,643	696
Other		(422)	300
Cash generated by (used in) investing activities		1,387	(18,118)
Cash flows from and used in financing activities
Proceeds from exercise of stock options		461	335
Funding from non-controlling interests		1,455	—
Cash generated by financing activities		1,916	335
Effect of foreign exchange rate changes on cash and cash equivalents		(1,273)	598
Increase in cash and cash equivalents		13,037	13,458
Cash and cash equivalents, beginning of period		459,864	327,127
Cash and cash equivalents, end of period		472,901	340,585
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

SSR Mining Inc. ("we", "us", "our" or "SSR Mining") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. SSR Mining Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and our 75% owned Puna Operations in Jujuy, Argentina, and to advance, as market and project conditions permit, our other principal development projects towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation
These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2017.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and do not include all the information required for full annual financial statements. The comparative information has also been prepared on this basis.

These statements were authorized for issue by our Board of Directors on May 10, 2018.

b)	Change in accounting policies
We have adopted the requirements of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. IFRS 15 covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. We elected to apply IFRS 15 using a modified retrospective approach by recognizing the cumulative effect of initially adopting IFRS 15 as an adjustment to the opening balance sheet at January 1, 2018. Therefore, the comparative information has not been restated and continues to be reported under IAS 18 Revenue ("IAS18"). The details of accounting policy changes and the quantitative impact of these changes are described below.

Gold doré and bullion sales

IFRS 15 requires that revenue from contracts with customers be recognized upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with our revenue recognition policy as set out in Note 2(f) to our 2017 Consolidated Financial Statements, as the condition is satisfied on gold doré and bullion sales when title transfers to the customer. Accordingly, upon adoption, this requirement under IFRS 15 resulted in no impact to our financial statements, as the timing of revenue recognition on our gold bullion sales is unchanged.

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Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrate sales

We performed an assessment of our existing concentrate sales agreements and determined that there is no change in the timing of revenue recognition under IFRS 15. The point of transfer of risks and rewards and transfer of control for concentrate sales occur at the same time. IFRS 15 identifies that the shipping component associated with certain concentrate sales may be a separate performance obligation, which would require a portion of the revenue to be deferred and recognized as the obligation is fulfilled. We have determined that the deferred revenue would be insignificant and thus, have not accounted for the shipping component as a separate performance obligation.

IFRS 15 does not consider changes in the fair value of the concentrate receivable measured at fair value through profit and loss (“FVTPL”) as revenue from contracts with customers. Accordingly, we have separately presented the changes as other revenue in Note 5.

c)	Significant accounting judgments and estimates
The preparation of financial statements requires the use of assumptions, judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These assumptions, judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The significant judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2018 are consistent with those applied and disclosed in Note 2(u) to our 2017 Consolidated Financial Statements.

3.	INVENTORY

	March 31, 2018	December 31, 2017
	$	$
Current:
Finished goods	19,184	19,262
Stockpiled ore	6,510	6,806
Leach pad inventory	141,508	128,783
Materials and supplies	36,996	27,730
	204,198	182,581
Non-current materials and supplies	4,191	3,973
	208,389	186,554

As at March 31, 2018, we have total provisions of $7,166,000 (December 31, 2017 - $7,250,000) for supplies inventory that we no longer expect to utilize.

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Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4.	PROVISIONS

	March 31, 2018		December 31, 2017
	Current	Non-current	Current	Non-current
	$	$	$	$
Moratorium (1)	8,735	32,268	9,085	36,952
Close down and restoration provision	691	56,803	978	57,352
Other provisions	1,157	—	1,250	—
	10,583	89,071	11,313	94,304

(1)
We entered into a fiscal stability agreement with the Federal Government of Argentina in 1998 for production from the Puna Operations. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs had asserted that the Puna Operations was subject to this duty. We had previously challenged the legality of the export duty applied to silver concentrate.

On March 31, 2017, we entered into the tax moratorium system in Argentina to resolve the export duty dispute. Under the conditions of the moratorium, which converted the export duty liability to Argentine pesos ("ARS"), we agreed to pay ARS 1,057,444,000 ($68,621,000 undiscounted) with a 5% down payment initially and the balance in installments over 60 months. Outstanding ARS amounts are subject to interest at a minimum rate of 1.5% per month.

With our entry into the tax moratorium for resolution of our export duty dispute, we are no longer challenging the legality of the application of the export duty other than with respect to our right for reimbursement of the $6,646,000 of export duty that we paid.

5.	REVENUE

	Three months ended March 31,
	2018	2017
Gold doré and bullion sales	82,669	91,371
Concentrate sales	16,153	21,592
Other revenue	(920)	4,942
	97,902	117,905

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Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6.	(LOSS) INCOME PER SHARE

The calculations of basic and diluted (loss) income per share are based on the following:

	Three months ended March 31,
	2018	2017
Net (loss) income	(2,322)	15,047
Net (loss) income attributable to non-controlling interests	(696)	—
Net (loss) income used in the calculation of diluted net (loss) income per share	(1,626)	15,047

Weighted average number of common shares issued (thousands)	119,882	119,425
Adjustments for dilutive instruments:
Stock options (thousands)	—	1,364
Weighted average number of common shares for diluted income per share (thousands)	119,882	120,789

Basic net (loss) income per share attributable to equity holders of SSR Mining	$(0.01)	$0.13
Diluted net (loss) income per share attributable to equity holders of SSR Mining	$(0.01)	$0.12

7.	SHARE-BASED COMPENSATION

Total share-based compensation, including all equity and cash-settled arrangements, for the three months ended March 31, 2018 and 2017 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended March 31,
	2018	2017
	$	$
Equity-settled
Cost of inventory	54	32
General and administrative expenses	403	544
Exploration, evaluation and reclamation expenses	11	10
Cash-settled
Cost of inventory	293	300
General and administrative expenses	2,468	3,384
Exploration, evaluation and reclamation expenses	24	55
	3,253	4,325

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Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	OPERATING SEGMENTS

The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended March 31, 2018	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	55,880	26,789	15,233	—	—	97,902
Cost of inventory	(30,196)	(9,604)	(15,933)	—	—	(55,733)
Depletion, depreciation and amortization	(13,372)	(10,513)	(1,053)	—	—	(24,938)
Income (loss) from mine operations	12,312	6,672	(1,753)	—	—	17,231

Exploration, evaluation and reclamation expenses	(101)	(1,814)	(70)	(641)	(205)	(2,831)
Operating income (loss)	11,053	4,321	(2,561)	(641)	(4,441)	7,731
Income (loss) before income tax	6,822	1,815	(3,982)	(552)	(4,909)	(806)

As at March 31, 2018
Total assets	443,941	432,902	134,185	72,599	406,496	1,490,123
Non-current assets	215,062	338,642	78,145	68,900	12,462	713,211
Total liabilities	(72,357)	(94,929)	(75,922)	(6,541)	(255,048)	(504,797)

Three months ended March 31, 2017	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	63,762	27,609	26,534	—	—	117,905
Cost of inventory	(30,699)	(12,839)	(14,247)	—	—	(57,785)
Depletion, depreciation and amortization	(11,736)	(9,775)	(2,426)	—	—	(23,937)
Export duty	—	—	4,303	—	—	4,303
Restructuring costs	—	—	(397)	—	—	(397)
Income from mine operations	21,327	4,995	13,767	—	—	40,089

Exploration, evaluation and reclamation expenses	(287)	(1,612)	(3,578)	(1,641)	(272)	(7,390)
Operating income (loss)	21,040	3,384	10,014	(1,916)	(7,713)	24,809
Income (loss) before income tax	21,019	3,354	8,083	(5,219)	(8,770)	18,467

As at December 31, 2017
Total assets	436,815	418,210	200,590	72,825	409,014	1,537,454
Non-current assets	222,800	346,647	77,112	71,782	798	719,139
Total liabilities	(73,526)	(92,050)	(77,850)	(6,496)	(263,604)	(513,526)

(i) Following the formation of the joint venture with Golden Arrow on May 31, 2017, the Pirquitas property was combined with the Chinchillas project into the Puna Operations operating segment. We fully consolidated Puna Operations, which includes non-controlling interest portion of revenues, and (loss) from mine operations for the three months ended March 31, 2018 of $3,715,000 and $(420,000), respectively, (March 31, 2017: $nil and $nil).

(ii) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

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Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	FAIR VALUE MEASUREMENTS

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy as follows:

	Fair value at March 31, 2018				Fair value at December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Recurring measurements
Trade receivables	—	9,839	—	9,839	—	14,848	—	14,848
Marketable securities	43,840	—	—	43,840	114,001	—	—	114,001
Derivative assets	—	746	—	746	—	1,287	—	1,287
Other financial assets	—	—	4,970	4,970	—	—	6,338	6,338
Accrued liabilities	—	(12,282)	—	(12,282)	—	(10,009)	—	(10,009)
	43,840	(1,697)	4,970	47,113	114,001	6,126	6,338	126,465

Non-recurring measurements
Deferred consideration	—	—	—	—	—	—	7,399	7,399
	—	—	—	—	—	—	7,399	7,399

Fair values disclosed
Convertible notes	(262,233)	—	—	(262,233)	(259,578)	—	—	(259,578)
	(262,233)	—	—	(262,233)	(259,578)	—	—	(259,578)

There were no transfers between Level 1 and Level 2 fair value measurements. During the three months ended March 31, 2018, there were no transfers into or out of Level 3 fair value measures.

10.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three months ended March 31, 2018 and 2017 are as follows:

	Three months ended March 31,
	2018	2017
	$	$
Trade and other receivables	5,581	5,307
Inventory	(18,473)	(8,647)
Trade and other payables	1,487	(2,390)
Provisions	(463)	(5,609)
	(11,868)	(11,339)

Subsequent to March 31, 2018, we sold our remaining position in Pretium Resources Inc. realizing pre-tax cash proceeds of $35,381,000.

SSR Mining Inc.	Interim Financial Statements Q1 2018 | 13

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	SUPPLEMENTAL CASH FLOW INFORMATION (Continued)

Adjustments for non-cash other operating activities during the three months ended March 31, 2018 and 2017 are as follows:

	Three months ended March 31,
	2018	2017
	$	$
Share-based payments	468	586
Export duty adjustment in cost of sales	—	(4,303)
Change in estimate of close down and restoration provision	—	3,578
Write down of fixed assets	2,749	195
Other	1,106	1,950
	4,323	2,006

Non-cash investing and financing transactions conducted during the three months ended March 31, 2018 and 2017 are as follows:

	Three months ended March 31,
	2018	2017
	$	$
Transfer of share-based payment reserve upon exercise of stock options	(244)	(419)
Shares received from sale of mineral properties	1,303	1,000
	1,059	581

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